UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 16, 2021

CENTERPOINT ENERGY, INC.

(Exact name of registrant as specified in its charter)

Texas	1-31447	74-0694415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1111 Louisiana Houston Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 207-1111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CNP	The New York Stock Exchange
Chicago Stock Exchange, Inc.
Depositary Shares for 1/20 of 7.00% Series B Mandatory Convertible Preferred Stock, $0.01 par value	CNP/PB	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Enable Merger

On February 16, 2021, Enable Midstream Partners, LP, a Delaware limited partnership (“Enable”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Energy Transfer LP, a Delaware limited partnership (“Energy Transfer”), Elk Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Energy Transfer (“GP Merger Sub” and, together with Energy Transfer and Merger Sub, the “Energy Transfer Parties”), Enable GP, LLC, a Delaware limited liability company and the sole general partner of Enable (the “General Partner” and, together with Enable, the “Enable Parties”), and, solely for the purposes of Section 2.1(a)(i) therein, LE GP, LLC, a Delaware limited liability company and sole general partner of Energy Transfer (“Energy Transfer GP”), and solely for the purposes of Section 1.1(b)(i) therein, CenterPoint Energy, Inc., a Texas corporation (the “Company”). Pursuant to the Merger Agreement, and subject to the terms and conditions therein, (i) Merger Sub will merge with and into Enable (the “LP Merger”), with Enable surviving the LP Merger as a wholly owned subsidiary of Energy Transfer, (ii) GP Merger Sub will merge with and into the General Partner (the “GP Merger” and, together with the LP Merger, the “Mergers”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of Energy Transfer, and (iii) the Company will contribute, assign, transfer, convey and deliver to Energy Transfer, and Energy Transfer will acquire, assume, accept and receive from the Company, all of the Company’s right, title and interest in each 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Unit representing a limited partner interest in Enable (the “Enable Series A Preferred Units”) issued and outstanding at such time in exchange for 0.0265 newly issued 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units of Energy Transfer (the “Energy Transfer Series G Preferred Units”). On February 16, 2021, the board of directors of the General Partner, pursuant to the unanimous recommendation of the Conflicts Committee thereof, unanimously approved the Merger Agreement and the transactions contemplated thereby. On February 16, 2021, the board of directors of Energy Transfer GP unanimously approved the Merger Agreement and the transactions contemplated thereby.

At closing, Energy Transfer will acquire 100% of Enable’s outstanding equity interests, resulting in the exchange of Enable common units owned by the Company at the transaction exchange ratio of 0.8595x Energy Transfer common units for each Enable common unit. The Company will also receive $5 million in cash in exchange for its interest in the General Partner and approximately $385 million of Energy Transfer Series G Preferred Units in exchange for $363 million of Enable Series A Preferred Units owned by the Company. The Mergers are expected to be completed in the second half of 2021, subject to customary closing conditions, including Hart-Scott-Rodino antitrust clearance.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, each of the Company and OGE Energy Corp., an Oklahoma corporation (“OGE” and, together with the Company, the “Sponsors”), entered into separate support agreements (the “Company Support Agreement” and together with the support agreement entered into by OGE, the “Support Agreements”) with the Energy Transfer Parties and the Partnership Parties. Pursuant to the Support Agreements, the Sponsors irrevocably agreed to, among other things, (a) promptly following the time when the Form S-4

(as defined in the Merger Agreement) has been declared effective by the Securities and Exchange Commission (the “SEC”) and the Sponsors have received from Energy Transfer a copy of the Consent Solicitation Statement/Prospectus included in the Form S-4, execute and deliver a written consent covering all of the Sponsor’s Covered Units (as defined in the Support Agreement) approving each of the matters for which Enable is soliciting consents of the holders of Enable common units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus and (b) oppose, vote against and not to consent to any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the performance of the Sponsors’ obligations under the Support Agreements or the consummation of the Mergers.

Pursuant to the Support Agreements, neither of the Sponsors nor any of their representatives are permitted to solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposals or inquiries regarding the submission of an acquisition proposal or any inquiries regarding any transfer of limited liability company interests in the General Partner. Additionally, neither of the Sponsors nor any of their representatives are permitted to engage or participate in any discussions or negotiations regarding, or furnish any confidential information regarding or in connection with an acquisition proposal or any transfer of limited liability company interests in the General Partner.

A copy of the Company Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Company Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Company Support Agreement contains representations and warranties by each of the parties to the Company Support Agreement, which were made only for purposes of the Company Support Agreement and as of a specified date. The representations, warranties and covenants in the Company Support Agreement were made solely for the benefit of the parties to the Company Support Agreement; may be subject to limitations agreed upon by the contracting parties; and may be subject to standards of materiality, applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Company Support Agreement, which subsequent information may or may not be fully reflected in the Company’s disclosures.

Registration Rights Agreement

In addition, the Merger Agreement contemplates the execution and delivery of a Registration Rights Agreement (the “Registration Rights Agreement”) by and among Energy Transfer, the Company and OGE to be executed by the parties thereto at the closing of the Mergers. A form of the Registration Rights Agreement was an exhibit to the Merger Agreement. The Registration Rights Agreement provides for customary resale registration, demand registration and piggy-back registration rights with respect to Energy Transfer common units issued to the Company and OGE in the LP Merger.

The Registration Rights Agreement described above is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this Current Report are forward-looking statements made in good faith by us and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this Report, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words are intended to identify forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to: (1) the consummation of the Mergers, (2) receipt of Enable unitholder and regulatory approvals, (3) the completion of the Mergers, and (4) the expected timing of completion of the Mergers.

Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include risks and uncertainties relating to: (1) receipt of unitholder approval and (2) the risk that the Partnership and Energy Transfer may be unable to obtain governmental and regulatory approvals required for the Mergers.

Item 7.01.	Regulation FD Disclosure.

Press Release and Announcement

On February 17, 2021, the Company issued a press release and an announcement announcing the Merger Agreement and the transactions contemplated therein. A copy of the press release and the announcement are furnished as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

Important Information for Investors and Unitholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger between Enable and a subsidiary of Energy Transfer, Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).

Participants in the Solicitation

The Company, Energy Transfer, Enable and their respective directors and executive officers of may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of the Company is set forth in the Company’s Definitive Proxy Statement on Schedule 14A which was filed with the SEC on March 13, 2020 and the Company’s Annual Report on Form 10-K which was filed with the SEC on February 27, 2020, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K which was filed with the SEC on February 21, 2020 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K which was filed with the SEC on February 19, 2020, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.1	Support Agreement, dated as of February 16, 2021, by and among Energy Transfer LP, Elk Merger Sub LLC, Elk GP Merger Sub LLC, Enable Midstream Partners, LP, Enable GP, LLC and CenterPoint Energy, Inc.

10.2	Form of Registration Rights Agreement, to be dated as of the Closing Date, by and among Energy Transfer LP and certain unitholders of Enable Midstream Partners, LP as set forth on Schedule I thereto.

99.1	Press Release issued by the Company on February 17, 2021 announcing the Merger Agreement and the transactions contemplated therein.

99.2	Announcement issued by the Company on February 17, 2021 announcing the Merger Agreement and the transactions contemplated therein.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERPOINT ENERGY, INC.

Date: February 17, 2021	By:	/s/ Jason P. Wells
Jason P. Wells
Executive Vice President and Chief Financial Officer

Exhibit 10.1

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of February 16, 2021 (this “Agreement”), is entered into by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Elk Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Elk GP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“GP Merger Sub” and, together with Parent and Merger Sub, the “Parent Parties”), Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), and Enable GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner” and, together with the Partnership, the “Partnership Parties”), and CenterPoint Energy, Inc., a Texas corporation (the “Unitholder”).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and the Partnership Parties are entering into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into the Partnership, with the Partnership surviving the Merger as a wholly owned subsidiary of Parent (the “LP Merger”), and (b) GP Merger Sub will merge with and into the General Partner, with the General Partner surviving the GP Merger as a wholly owned subsidiary of Parent (the “GP Merger” and together with the LP Merger, the “Mergers”);

WHEREAS, as of the date hereof, Unitholder either directly or through one of its wholly owned Subsidiaries is the record and beneficial owner of, and has the right to vote and dispose of (i) 233,856,623 common units representing limited partner interests in the Partnership (the “Partnership Common Units”), which represent approximately 53.7% of the issued and outstanding Partnership Common Units, and (ii) 14,520,000 10% Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership (the “Series A Preferred Units”) and (iii) 400 economic units and 500 management units, representing a 40% economic interest and 50% management interest, respectively, in the General Partner (collectively, the “GP LLC Interests”).

WHEREAS, as of the date hereof, the General Partner is the record and beneficial owner of all of the general partner interest in the Partnership and all of the incentive distribution rights in the Partnership; and

WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Parent Parties have required Unitholder to agree, and Unitholder has agreed, to enter into this agreement and abide by the covenants and obligations set forth herein with respect to the Covered Units (as hereinafter defined) and the GP LLC Interests.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

GENERAL

Section 1.1 Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Covered Units” means the Existing Units, together with any Partnership Common Units and Series A Preferred Units that Unitholder or CenterPoint Energy Midstream, Inc., a Delaware corporation (“Caribou Midstream”), acquires, either beneficially or of record, on or after the date of this Agreement, including any Partnership Common Units and Series A Preferred Units received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into Partnership Common Units or Series A Preferred Units.

“Existing Units” means all Partnership Common Units and Series A Preferred Units owned, either beneficially or of record, by Unitholder or Caribou Midstream on the date of this Agreement.

“Partnership Entity” means each of the Partnership and its Subsidiaries.

“Permitted Transfer” means a Transfer of Covered Units by Unitholder or Caribou Midstream (or an affiliate thereof) to an affiliate of Unitholder or Caribou Midstream or in connection with a bona fide pledge or financing arrangement, provided that such transferee affiliate, pledgee or financing source, as the case may be, agrees in writing to assume all of Unitholder’s or Caribou Midstream’s obligations hereunder in respect of the Covered Units subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Units subject to such Transfer, and all other Covered Units owned beneficially or of record from time to time by such transferee affiliate, to the same extent as Unitholder or Caribou Midstream is bound hereunder (in the case of a pledgee or financing source, solely if and to the extent such pledgee or financing source actually obtains beneficial ownership of such Covered Units).

“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation) including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

ARTICLE 2

VOTING

Section 2.1 Agreement to Vote Partnership Common Units. Unitholder hereby irrevocably agrees that promptly following the time when the Form S-4 has been declared effective by the SEC under the Securities Act (and in any case, within 24 hours of the time the Form S-4 is declared effective) and Unitholder has received from Parent a copy of the Consent Solicitation Statement/Prospectus included therein, Unitholder shall, and to the extent applicable, shall cause Caribou Midstream to, execute and deliver (or cause to be delivered) a written consent, substantially in the form attached hereto, covering all of the Unitholder’s Covered Units that are Partnership Common Units approving each of the matters for which the Partnership is soliciting consents of the holders of Partnership Common Units in accordance with the Merger Agreement pursuant to the Consent Solicitation Statement/Prospectus (such consent, once validly received with respect to a majority of the outstanding Partnership Common Units, the “Requisite Unitholder Approval”). Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. During the term of this Agreement, Unitholder shall oppose, vote against and not consent to, with respect to the Covered Units, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, and the performance of Unitholder’s obligations hereunder or the obligations of the Partnership or the General Partner under the Merger Agreement, including for the avoidance of doubt, opposing any Acquisition Proposal.

Section 2.2 No Inconsistent Agreements. Unitholder hereby represents, covenants and agrees that, except for this Agreement, neither Unitholder nor Caribou Midstream (a) has entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to its Covered Units or GP LLC Interests or (b) has granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to its Covered Units or GP LLC Interests (except pursuant to Section 2.3).

Section 2.3 Proxy. In order to secure the obligations set forth herein, Unitholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that Unitholder does not comply with its obligations in Section 2.1, to vote or execute written consents with respect to Unitholder’s Covered Units in accordance with Section 2.1. Unitholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and Unitholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by Unitholder with respect to any of its Covered Units. Parent may terminate this proxy at any time at its sole election by written notice provided to Unitholder.

Section 2.4 Waiver of Conversion Rights. During the term of this Agreement, Unitholder irrevocably waives (i) any and all rights it has under the Partnership Agreement and (ii) any and all obligations of the Partnership under the Partnership Agreement, in each case, with respect to conversion of the Series A Preferred Units into Partnership Common Units or the occurrence of a Series A Change of Control (as defined in the Partnership Agreement) in connection with the Mergers and the transactions contemplated by the Merger Agreement. Further, Unitholder understands, acknowledges and accepts the merger consideration to be received pursuant to Section 2.1(b) of the Merger Agreement by such Unitholder in its capacity as the holder of the Series A Preferred Units, understands, acknowledges and agrees that such Unitholder is not entitled to receive any additional consideration for the Series A Preferred Units in connection with the Mergers and the transactions contemplated by the Merger Agreement in its capacity as the holder of the Series A Preferred Units, and agrees that it shall not oppose the treatment of such Series A Preferred Units under the terms of the Merger Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Unitholder. Unitholder (except to the extent otherwise provided herein) hereby represents and warrants to the Parent Parties and the Partnership as follows:

(a) Organization; Authorization; Validity of Agreement; Necessary Action. Unitholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by Unitholder of this Agreement and the performance by Unitholder of its obligations hereunder have been duly and validly authorized by Unitholder and no other actions or proceedings are required on the part of Unitholder to authorize the execution and delivery of this Agreement or the performance by Unitholder of its obligations hereunder. This Agreement has been duly executed and delivered by Unitholder and, assuming the due authorization, execution and delivery of this Agreement by the Parent Parties and the Partnership Parties, constitutes a legal, valid and binding agreement of Unitholder, enforceable against Unitholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.

(b) Ownership. Unitholder is the record and beneficial owner of, and has good and valid title to, the Existing Units that are Series A Preferred Units, and Caribou Midstream is the record and beneficial owner of, and has good and valid title to, the Existing Units that are Partnership Common Units and the GP LLC Interests, each free and clear of any Liens, except as may be provided for in this Agreement. Unitholder owns directly all of the issued and outstanding capital stock of Caribou Midstream. During the term of this Agreement, the Covered Units and the GP LLC Interests will be beneficially and legally owned by Unitholder, except in the case of a Permitted Transfer of any Covered Units (in which case this representation shall, with respect to such Covered Units, be made by the transferee of such Covered Units). Except as provided for in this Agreement, Unitholder, directly or indirectly, has and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Covered Units and the GP LLC Interests at any time during the term of this Agreement, except in the case of a Permitted Transfer of Covered Units (in which case this representation shall, with respect to the Covered Units subject to such Transfer, be made by the transferee of such Covered Units). Except for the Existing Units, Unitholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Partnership Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Partnership Entity that are or may by their terms become entitled to vote, nor is Unitholder subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Partnership Entity or the GP LLC Interests. The Unitholder has caused Caribou Midstream to consent with respect to all of its GP LLC Interests to the Merger Agreement and the GP Merger.

(c) No Violation. Neither the execution and delivery of this Agreement by Unitholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Existing Units) owned by Unitholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which Unitholder is a party or by which it or any of its properties, rights or assets may be bound, (ii) violate any Law applicable to Unitholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents, except in the case of clauses (i) and (ii) as would not reasonably be expected to prevent or materially delay the ability of Unitholder to perform its obligations hereunder.

(d) Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by Unitholder in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

(e) Reliance by Parent Parties and the Partnership Parties. Unitholder understands and acknowledges that the Parent Parties and the Partnership Parties are entering into the Merger Agreement in reliance upon Unitholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Unitholder contained herein.

(f) Adequate Information. Unitholder acknowledges that it is a sophisticated party with respect to the Covered Units and has adequate information concerning the business and financial condition of the Partnership to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as Unitholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Unitholder acknowledges that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or in the Merger Agreement.

Section 3.2 Representations and Warranties of Parent Parties. Each of the Parent Parties hereby represents and warrants to Unitholder and the Partnership Parties that the execution and delivery of this Agreement by each of the Parent Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of Parent GP. The Parent Parties acknowledge that neither Unitholder nor the Partnership Parties have made and Unitholder and the Partnership Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

Section 3.3 Representations and Warranties of the Partnership Parties. Each of the Partnership Parties hereby represents and warrants to Unitholder and the Parent Parties that the execution and delivery of this Agreement by the Partnership Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of the General Partner on behalf of the Partnership and the General Partner. Each of the Partnership Parties acknowledges that neither Unitholder nor the Parent Parties have made and Unitholder and the Parent Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

ARTICLE 4

OTHER COVENANTS

Section 4.1 Prohibition on Transfers, Other Actions.

(a) Until the termination of this Agreement in accordance with Section 6.1, and except for a Permitted Transfer, Unitholder hereby agrees not to, and agrees not to permit Caribou Midstream to, Transfer any of the Covered Units or GP LLC Interests, beneficial ownership thereof or any other interest therein. Any purported Transfer not in compliance with this Section 4.1(a) shall be void ab initio.

(b) Unitholder agrees that if it or Caribou Midstream attempts to Transfer (other than a Permitted Transfer), vote or provide any other person with the authority to vote any of the Covered Units or GP LLC Interests other than in compliance with this Agreement, Unitholder unconditionally and irrevocably (during the term of this Agreement) instructs the Partnership and the General Partner to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Units or GP LLC Interests or (iii) record such vote unless and until Unitholder has complied in all respects with the terms of this Agreement.

Section 4.2 Further Assurances. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.

Section 4.3 Tax Matters.

(a) Unitholder shall deliver to Vinson & Elkins a duly executed certificate containing such representations as shall be reasonably requested to enable Vinson & Elkins to render the opinion of counsel referred to in Section 6.2(e) of the Merger Agreement and shall provide such other information as reasonably requested by Vinson & Elkins for purposes of rendering such opinion.

(b) For U.S. federal (and applicable state and local) income tax purposes, Unitholder hereby agrees to treat and report the Mergers consistently with the Intended Tax Treatment.

(c) Each of the Partnership and the General Partner hereby agrees not to waive the Closing condition set forth in Section 6.2(e) of the Merger Agreement without the express prior written consent of Unitholder.

ARTICLE 5

NO SOLICITATION

Section 5.1 No Solicitation. Prior to the termination of this Agreement, Unitholder shall not, and shall use its reasonable best efforts to cause its officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to (a) solicit, initiate, knowingly encourage or knowingly facilitate any Acquisition Proposal or any inquiries regarding the submission of any Acquisition Proposal or any inquiries regarding any Transfer of GP LLC Interests, (b) engage or participate in any discussions or negotiations regarding, or furnish any third party any confidential information regarding, the Partnership or its Subsidiaries in response to or in connection with any Acquisition Proposal or any Transfer of GP LLC Interests or (c) enter into any agreement with respect to any Acquisition Proposal or Transfer of GP LLC Interests or approve or resolve to approve any Acquisition Proposal or any Transfer of GP LLC Interests. Unitholder shall, and shall use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Acquisition Proposal. In addition, for purposes of this Agreement, the Partnership shall not be deemed an affiliate of Unitholder, and any officer, director, employee, agent or advisor of the Partnership (in each case, in their capacities as such), shall not be deemed a Representative of Unitholder.

ARTICLE 6

MISCELLANEOUS

Section 6.1 Termination. This Agreement shall remain in effect until the earlier to occur of (a) the Effective Time and (b) the valid termination of the Merger Agreement in accordance with its terms (including after any extension thereof), in which case this Agreement shall terminate and be of no further force and effect with respect to all parties hereto. Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.

Section 6.2 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Units. All rights, ownership and economic benefit relating to the Covered Units shall remain vested in and belong to Unitholder, and Parent shall have no authority to direct Unitholder in the voting or disposition of any of the Covered Units, except as otherwise provided herein.

Section 6.3 Publicity. Unitholder hereby permits Parent and the Partnership to include and disclose in the Consent Solicitation Statement/Prospectus, and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Mergers and the transactions contemplated by the Merger Agreement Unitholder’s identity and ownership of the Covered Units, and the nature of Unitholder’s commitments, arrangements and understandings pursuant to this Agreement. Parent and the Partnership hereby permit Unitholder to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by Unitholder or any of its affiliates under the Exchange Act.

Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by facsimile or email (upon telephonic confirmation of receipt) or on the first business day following the date of dispatch if delivered by a recognized next day courier service. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent, Merger Sub or GP Merger Sub, to:

Energy Transfer LP

8111 Westchester Drive, Suite 700

Dallas, Texas 75225

Attention: Thomas P. Mason

Email:       Tom.Mason@energytransfer.com

with copies to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile: (713) 546-7401

Attention: William N. Finnegan IV

                  Kevin M. Richardson

Email:       bill.finnegan@lw.com

                  kevin.richardson@lw.com

If to Unitholder, to:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

Facsimile: (713) 207-9680

Attention: Monica Karuturi

Email: monica.karuturi@centerpointenergy.com

with copies to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Facsimile: (713) 229-7784

Attention: Timothy S. Taylor

Email:       timothy.taylor@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Facsimile: (212) 403-2000

Attention: Sabastian V. Niles

                 Zachary S. Podolsky

Email:      SVNiles@wlrk.com

                 ZSPodolsky@wlrk.com

If to the Partnership or the General Partner, to:

Enable Midstream Partners, LP

499 West Sheridan Avenue, Suite 1500

Oklahoma City, Oklahoma

Facsimile: 346-701-2918

Attention: Mark C. Schroeder

Email:       mark.schroeder@enablemidstream.com

with copies to:

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Facsimile: 713-615-5956

Attention: David P. Oelman

                  Stephen M. Gill

                  Scott D. Rubinsky

Email:       doelman@velaw.com

                 sgill@velaw.com

                 srubinsky@velaw.com

Section 6.5 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

Section 6.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 6.7 Entire Agreement. This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

Section 6.8 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW). THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

(b) THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

Section 6.9 Amendment; Waiver. This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto; provided, further, that no provision of this Agreement may be amended or waived without the prior consent of the Conflicts Committee (which consent, subject to the Conflicts Committee’s duties under applicable Law and the Partnership Agreement, shall not be unreasonably withheld, delayed or conditioned). Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the party benefiting from such waiver.

Section 6.10 Amendment and/or Waiver of Merger Agreement. The parties hereto agree that neither the Parent Parties nor the Partnership Parties will agree to (i) amend or modify the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such amendment or modification, or (ii) waive any right of such party under the Merger Agreement in any way that materially adversely affects the Unitholder unless the Unitholder consents in writing to such waiver. For the avoidance of doubt, the parties agree that without limiting the prior sentence, any amendment or modification of, or the waiver of rights under, Sections 2.1(a), 2.1(b), 5.1(b)(but only if such amendment or modification further restricts the conduct of the Partnership or its Subsidiaries business), 5.8, 5.11, 5.14, 5.18, 6.1, 6.2, 7.1, 7.2, 7.3, 8.13 or 8.14 of the Merger Agreement shall be deemed to materially adversely affect the Unitholder.

Section 6.11 Remedies. The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The parties further agree that, by seeking the remedies provided for in this Section 6.11, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.11 are not available or otherwise are not granted, or (ii) under the Merger Agreement.

Section 6.12 Unitholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Unitholder are made solely with respect to such Unitholder and the Covered Units and the GP LLC Interests. The Unitholder is entering into this Agreement solely in its capacity as the owner, directly or indirectly, of such Covered Units and GP LLC Interests and nothing herein shall (a) limit or affect any actions or omissions by the Unitholder in any other capacity, (b) be construed to prohibit, limit or restrict any actions or omissions by any affiliate or direct or indirect owner of the Unitholder, or any of its or their respective officers, directors, managers, representatives or employees, in each case, not acting as such on behalf of the Unitholder, including exercising rights under the Merger Agreement or (c) be construed to prohibit, limit or restrict any of the Unitholder’s direct or indirect owners or affiliates, or any of its or their respective officers, directors, managers, representatives or employees, from exercising its fiduciary duties, if any, to the limited partners of the Partnership under applicable Law.

Section 6.13 Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of the Unitholder shall have any liability (whether in contract or in tort) for any obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided that notwithstanding the foregoing the Unitholder shall remain responsible for all obligations or liabilities of the Unitholder arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

Section 6.14 Severability. To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such illegal, void, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such illegal, void, invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 6.15 Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

Section 6.16 Successors and Assigns; Third Party Beneficiaries.

(a) Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent, Merger Sub and GP Merger Sub may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their affiliates to which their rights are assigned pursuant to the terms of the Merger Agreement at any time. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b) This Agreement is not intended to and shall not confer upon any person (other than the parties hereto) any rights or remedies hereunder.

[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

UNITHOLDER

CENTERPOINT ENERGY, INC.

By:	/s/ Jason P. Wells
Name:	Jason P. Wells
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARTNERSHIP PARTIES

ENABLE MIDSTREAM PARTNERS, LP

By:	ENABLE GP, LLC, its general partner

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

ENABLE GP, LLC

By:	/s/ Rodney J. Sailor
Name: Rodney J. Sailor
Title: President and Chief Executive Officer

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT PARTIES

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

ELK GP MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

Exhibit 10.2

FORM OF

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ 🌑 ], 2021, is entered into by and among Energy Transfer LP, a Delaware limited partnership (the “Parent”), and certain unitholders of Enable Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), as set forth on Schedule I hereto (collectively, the “Holders” and each, individually, a “Holder”). Each party to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties.”

WHEREAS, this Agreement is made in connection with the entry into that certain Agreement and Plan of Merger, dated as of February 16, 2021 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Parent, the Partnership, Elk Merger Sub, LLC (“LP Merger Sub”), Elk GP Merger Sub LLC (“GP Merger Sub”) and Enable GP, LLC (the “General Partner”), pursuant to which (i) LP Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly-owned subsidiary of the Parent (the “Partnership Merger”), (ii) GP Merger Sub will merge with and into the General Partner (the “GP Merger”), with the General Partner surviving the GP Merger as a direct wholly owned subsidiary of the Parent and (iii) by virtue of the Partnership Merger, the Holders will receive newly issued common units representing limited partner interests in the Parent (the “Parent Common Units”); and

WHEREAS, the execution and delivery of this Agreement is a condition to the closing of the transactions contemplated by the Merger Agreement (the “Closing”) and, in connection with the Closing, the Parent and the Holders wish to enter into this Agreement to provide the Holders certain registration rights with respect to the Parent Common Units to be owned by the Holder following the Closing of the Partnership Merger.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parent and the Holders hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. Capitalized terms used herein without definition shall have the meanings given to them in the Merger Agreement. The terms set forth below are used herein as so defined:

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Block Trade” shall have the meaning set forth in Section 2.03.

“Business Day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

“Closing” shall have the meaning set forth in the recitals.

“Courts” shall have the meaning set forth in Section 3.15.

“Effectiveness Period” shall have the meaning set forth in Section 2.05(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“General Partner” shall have the meaning set forth in the recitals.

“GP Merger” shall have the meaning set forth in the recitals.

“GP Merger Sub” shall have the meaning set forth in the recitals.

“Governmental Authority” means any federal, state, local, municipal, foreign or multinational government, or any subsidiary body thereof or governmental or quasi-governmental authority of any nature, including, any governmental agency, branch, commission, department, official, or entity, any court, judicial authority, or other tribunal, and any arbitration body or tribunal.

“Holder” and “Holders” shall have the meaning set forth in the preamble.

“Law” means any applicable domestic or foreign federal, state, local, municipal, or other administrative order, constitution, law, order, policy, ordinance, rule, code, principle of common law, case, decision, regulation, statute, tariff or treaty, or other requirements with similar effect of any Governmental Authority or any binding provisions or interpretations of the foregoing.

“LP Merger Sub” shall have the meaning set forth in the recitals.

“Merger Agreement” shall have the meaning set forth in the recitals.

“National Securities Exchange” means an exchange registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the SEC under Section 6(a) of the Exchange Act (or any successor to such Section) that Parent shall designate as a National Securities Exchange for purposes of this Agreement.

“Other Holder” shall have the meaning set forth in Section 2.02(a).

“Parent” shall have the meaning set forth in the preamble.

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“Parent Common Units” shall have the meaning set forth in the recitals.

“Parent Shelf Takedown Notice” shall have the meaning set forth in Section 2.01(b).

“Partnership” shall have the meaning set forth in the preamble.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Parent dated as of February 8, 2006, as amended, and as may be amended, amended and restated or otherwise modified from time to time.

“Partnership Merger” shall have the meaning set forth in the recitals.

“Party” and “Parties” shall have the meaning set forth in the preamble.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization, government or any agency, instrumentality or political subdivision thereof or any other form of entity.

“Piggyback Registration” shall have the meaning set forth in Section 2.02(a).

“Proceedings” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation, subpoena or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority, arbitrator, or mediator.

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement and relating to Registrable Units, as amended or supplemented and including all material incorporated by reference in such prospectus or prospectuses.

“Register,” “Registered,” and “Registration” shall refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement or document.

“Registrable Units” means (i) Parent Common Units beneficially owned by the Holders as of the date of this Agreement and (ii) any securities issued or issuable with respect thereto by way of conversion, exchange, replacement, unit dividend, unit split or other distribution or in connection with a combination of units, recapitalization, merger, consolidation or other reorganization or otherwise. For purposes of this Agreement, any Registrable Unit shall cease to be a Registrable Unit upon the earliest to occur of the following: (A) when a Registration Statement covering such Registrable Unit becomes or has been declared effective by the SEC and such Registrable Unit has been sold or disposed of pursuant to such effective Registration Statement, and (B) when such Registrable Unit has been disposed of pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act or in a private transaction exempt from registration under the Securities Act.

“Registration Expenses” shall have the meaning set forth in Section 2.07.

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“Registration Statement” means any registration statement of the Parent under the Securities Act that covers any of the Registrable Units pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such Registration Statement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the SEC promulgated thereunder.

“Shelf Registration Statement” shall have the meaning set forth in Section 2.01(a).

“Shelf Takedown Notice” shall have the meaning set forth in Section 2.01(b).

“Shelf Underwritten Offering” shall have the meaning set forth in Section 2.01(b).

“Suspension Period” shall have the meaning set forth in Section 2.04.

ARTICLE II

REGISTRATION RIGHTS

Section 2.01 Shelf Registration.

(a) As promptly as practicable after the date hereof, and in any event within five days following the date hereof, the Parent shall use commercially reasonable efforts to prepare and file a Registration Statement to permit the public resale of the Registrable Units held by the Holders from time to time as permitted by Rule 415 of the Securities Act (a “Shelf Registration Statement”) in accordance with the provisions of this Agreement; provided, that the Parent shall only be obligated to prepare and file one such Shelf Registration Statement pursuant to this Section 2.01 on behalf of the Holders. The Parent shall effect such Shelf Registration Statement using a registration statement on Form S-3 whenever the Parent is eligible to do so, and shall use an Automatic Shelf Registration Statement (as defined in Rule 405 of the Securities Act) if it is a well-known seasoned issuer (as defined under Rule 405 of the Securities Act). The Parent shall use its commercially reasonable efforts to (i) cause such Shelf Registration Statement to be declared effective as soon as practicable after the filing thereof and (ii) keep such Shelf Registration Statement continuously effective during the Effectiveness Period.

(b) At any time and from time to time following the effectiveness of the Shelf Registration Statement required by Section 2.01(a), any Holder may request to sell all or a portion of their Registrable Units in an underwritten offering that is registered pursuant to such Shelf Registration Statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) reasonably expect(s) to sell Registrable Units yielding aggregate gross proceeds of at least $200,000,000 from such Shelf Underwritten Offering. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Parent (the “Shelf Takedown

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Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Units proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three Business Days after receipt of any Shelf Takedown Notice, the Parent shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Units (the “Parent Shelf Takedown Notice”) and, subject to the provisions of Section 2.01(d), shall include in such Shelf Underwritten Offering all Registrable Units with respect to which the Parent has received written requests for inclusion therein within five Business Days after sending the Parent Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.03. The Parent shall enter into an underwriting agreement in a form as is customary in underwritten offerings of securities by the Parent with the managing underwriter selected by the Holder(s) requesting such Shelf Underwritten Offering (which managing underwriter shall be subject to approval of the Parent, which approval shall not be unreasonably withheld) and shall take all such other reasonable actions as are requested by the managing underwriter in order to expedite or facilitate the disposition of such Registrable Units in accordance with the terms of this Agreement. In connection with any Shelf Underwritten Offering contemplated by this Section 2.01(b), subject to Section 2.04, the underwriting agreement into which each Holder and the Parent shall enter shall contain such representations, covenants, indemnities and other rights and obligations as are customary in underwritten offerings of securities by the Parent. Notwithstanding any other provision of this Agreement to the contrary, CenterPoint Energy, Inc. (“CenterPoint”) may not demand more than five Shelf Underwritten Offerings and OGE Energy Corp. (“OGE”) may not demand more than three Shelf Underwritten Offerings, provided that there shall be no more than three Shelf Underwritten Offerings in any 12-month period, of which, no more than two such Shelf Underwritten Offerings in any 12-month period may be demanded by CenterPoint and no more than one such Shelf Underwritten Offering in any 12-month period may be demanded by OGE unless either CenterPoint or OGE shall assign to the other one or more such Shelf Underwritten Offerings in any 12-month period.

(c) If the Parent or any of its Affiliates is conducting or actively pursuing a securities offering of Parent Common Units (other than in connection with any at-the-market offering or similar continuous offering program), then the Parent may suspend any Holder’s right to require the Parent to conduct a Shelf Underwritten Offering pursuant to Section 2.01(b); provided, however, that the Parent may only suspend such Holder’s right to require the Partnership to conduct a Shelf Underwritten Offering once in any six-month period and in no event for a period that exceeds an aggregate of 60 days in any 180-day period or 90 days in any 365-day period.

(d) In connection with any Shelf Underwritten Offering, if the managing underwriter advises the Parent that in its opinion the number of Registrable Units proposed to be included in such offering exceeds the maximum number of Parent Common Units that can be sold in such offering without being likely to materially delay or jeopardize the success or timing of the offering (including the price per unit of the Parent Common Units proposed to be sold in such offering), the Parent shall include in such Shelf Underwritten Offering the Registrable Units of the Holders pro rata based on the total amount of Registrable Units requested to be included therein by each such Holder that can be sold without exceeding such maximum number of Parent Common Units.

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Section 2.02 Piggyback Registration.

(a) If the Parent proposes to file with the SEC (i) a Registration Statement to register any Parent Common Units for an underwritten offering under the Securities Act or (ii) a prospectus supplement relating to the sale of Parent Common Units pursuant to an effective “automatic” registration statement, so long as the Parent is a WKSI at such time or, whether or not the Parent is a WKSI, so long as the Registrable Units were previously included in the underlying shelf Registration Statement or are included on an effective Registration Statement, in each case for its own account and/or for another Person (such other Person, an “Other Holder”), other than on a registration statement on Form S-8 or Form S-4, and the form of registration statement to be used may be used for a registration of Registrable Units (a “Piggyback Registration”), the Parent shall give five Business Days’ written notice to the Holders of its intention to file such registration statement and, subject to this Section 2.02, shall include in such Registration Statement and in any offering of Parent Common Units to be made pursuant to such Registration Statement all Registrable Units with respect to which the Parent has received a written request for inclusion therein from any Holder within three Business Days after such Holder’s receipt of the Parent’s notice. The Parent shall have no obligation to proceed with any Piggyback Registration and may abandon, terminate and/or withdraw such registration for any reason at any time prior to the pricing thereof. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Units in such Piggyback Registration by giving written notice to the Parent of such withdrawal at least two Business Days prior to the time of the public announcement of the Parent’s intention to conduct such underwritten offering.

(b) If a Piggyback Registration is initiated for an underwritten offering on behalf of the Parent or any Other Holder and the managing underwriter(s) advise the Parent that in their opinion the number of Parent Common Units proposed to be included in such offering exceeds the number of Parent Common Units that can be sold in such offering without being likely to materially delay or jeopardize the success or timing of the offering (including the price per unit of the Parent Common Units proposed to be sold in such offering), the Parent shall include in such registration and offering (i) first, the number of Parent Common Units that the Parent or, if such offering was initiated by any Other Holder, any Other Holder proposes to sell and (ii) second, the number of Parent Common Units requested to be included therein by the Holders that have elected to include Registrable Units in such Piggyback Registration, pro rata among all such Holders on the basis of the number of Parent Common Units requested to be included therein by all such Holders or as such Holders and the Parent may otherwise agree and (iii) third, the number of Parent Common Units requested to be included therein by other unitholders of Parent, pro rata among all such unitholders on the basis of the number of Parent Common Units requested to be included therein by all such unitholders or as such unitholders and the Parent may otherwise agree. If the number of Parent Common Units that can be so sold is less than the number of Parent Common Units proposed to be sold by the Parent or any Other Holder pursuant to the Piggyback Registration, the amount of Parent Common Units to be sold shall be fully allocated to the Parent or such Other Holder, as applicable.

(c) In any Piggyback Registration under Section 2.02(b), the Parent shall have the right to select the underwriter or underwriters for any offering conducted pursuant thereto.

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(d) None of the Holders shall sell any Registrable Units in any offering pursuant to a Piggyback Registration unless it (i) agrees to sell such Registrable Units on the basis provided in the underwriting arrangements approved by the Parent and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other documents reasonably required of such Holder under the terms of such arrangements.

Section 2.03 Block Trades. Notwithstanding the foregoing, at any time and from time to time when a Shelf Registration Statement is on file with the SEC and is effective, if a Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to be at least, in the aggregate, either (x) $50 million or (y) all remaining Registrable Units held by the Holder, then notwithstanding the time periods provided for in Section 2.01(b), such Holder need only to notify the Parent of the Block Trade at least five Business Days prior to the day such offering is to commence and the Parent shall use commercially reasonable efforts to facilitate such Block Trade; provided that the Holders representing a majority of the Registrable Units wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Parent and any underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

Section 2.04 Suspension Periods. The Parent may delay the filing or effectiveness of, or by written notice to the Holders suspend the use of, a Shelf Registration Statement in conjunction with a registration of Registrable Units pursuant to Section 2.01, but in each such case only if the Parent determines in good faith that (a) such delay would enable the Parent to avoid disclosure of material information, the disclosure of which at that time would be adverse to the Parent (including by interfering with, or jeopardizing the success of, any pending or proposed acquisition, disposition or reorganization), (b) such filing or use would render the Parent unable to comply with applicable securities Laws or (c) obtaining any financial statements (including required consents) required to be included in any such Shelf Registration Statement (or incorporated therein) would be impracticable. Any period during which the Parent has delayed the filing, effectiveness or use of a Registration Statement pursuant to this Section 2.04 is herein called a “Suspension Period.” During any such Suspension Period, the Holder will be entitled to withdraw any request for a Shelf Underwritten Offering and, if such request is withdrawn, such Shelf Underwritten Offering will not count as a Shelf Underwritten Offering. In no event shall the number of days covered by (i) any one Suspension Period exceed 60 days and (ii) all Suspension Periods in any 360 day period exceed 150 days. The Holders shall keep the existence of each Suspension Period confidential.

Section 2.05 Obligations of the Parent and the Holders. (a) Whenever required under Section 2.01 to use commercially reasonable efforts to effect the registration of any Registrable Units, the Parent shall:

(i) as expeditiously as possible, subject to the other provisions of this Agreement, prepare and file with the SEC a Registration Statement with respect to such Registrable Units and cause such Registration Statement to be declared effective (or become automatically effective) under the Securities Act;

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(ii) use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective until the earliest date on which any of the following occurs: (A) all Registrable Units covered by such Registration Statement have been distributed in the manner set forth and as contemplated in such Registration Statement, (B) there are no longer any Registrable Units outstanding and (C) three years from the date such Registration Statement becomes effective (the “Effectiveness Period”);

(iii) furnish to each selling Holder (A) as far in advance as reasonably practicable before filing a Registration Statement or any other registration statement contemplated by this Agreement or any supplement or amendment thereto, upon request, copies of reasonably complete drafts of all such documents proposed to be filed, and provide each such Holder the opportunity to object to any information pertaining to such Holder and its plan of distribution that is contained therein and make the corrections reasonably requested by such Holder with respect to such information prior to filing such Registration Statement or such other registration statement and the prospectus included therein or any supplement or amendment thereto, and (B) an electronic copy of such Registration Statement or such other registration statement and the prospectus included therein and any supplements and amendments thereto in order to facilitate the public sale or other disposition of the Registrable Units covered by such Registration Statement or other registration statement;

(iv) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Units for sale in any jurisdiction in the United States;

(v) if applicable, use commercially reasonable efforts to register or qualify such Registrable Units under such other securities or blue sky laws of such U.S. jurisdictions as the Holders reasonably request and continue such registration or qualification in effect in such jurisdictions for as long as the applicable Registration Statement may be required to be kept effective under this Agreement (provided, that the Parent will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (v), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction);

(vi) the Parent shall ensure that a Registration Statement when it becomes or is declared effective (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (and, in the case of any prospectus contained in such Registration Statement, in the light of the circumstances under which a statement is made). As soon as practicable following the effective date of a Registration Statement, but in any event within one Business Day of such date, the Parent will notify the selling Holders of the effectiveness of such Registration Statement;

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(vii) promptly notify the Holders, at any time when delivery of a Prospectus relating to its Registrable Units would be required under the Securities Act, of (A) the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and prepare, as soon as practical, a supplement or amendment to such Prospectus so that, as thereafter delivered to any prospective purchasers of such Registrable Units, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (B) the Parent’s receipt of any written comments from the SEC with respect to any filing referred to in clause (A) and any written request by the SEC for amendments or supplements to such Registration Statement or any other registration statement or any Prospectus thereto, the issuance or threat of issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any other registration statement contemplated by this Agreement, or the initiation of any proceedings for that purpose, and (C) the receipt by the Parent of any notification with respect to the suspension of the qualification of any Registrable Units for sale under the applicable securities or blue sky laws of any jurisdiction. The Parent agrees to as promptly as practicable amend or supplement the Prospectus or take other appropriate action so that the Prospectus does not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to take such other action as is necessary to remove a stop order, suspension, threat thereof or proceedings related thereto;

(viii) upon request, furnish to each selling Holder, subject to appropriate confidentiality obligations, copies of any and all transmittal letters or other correspondence with the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering of Registrable Units;

(ix) otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as promptly as practicable, an earnings statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(x) use commercially reasonable efforts to cause the Registrable Units to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Parent to enable the selling Holders to consummate the disposition of such Registrable Units; provided, however, that the Parent shall not be required to qualify or register as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or registered or where it would be subject to taxation as a foreign corporation;

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(xi) in the case of a Shelf Underwritten Offering requested pursuant to Section 2.01(b) or a Block Trade requested pursuant to Section 2.03, enter into an underwriting agreement containing such provisions (including provisions for indemnification, lockups, opinions of counsel and comfort letters) as are customary and reasonable for an offering of such kind;

(xii) in the case of a Shelf Underwritten Offering requested pursuant to Section 2.01(b) or a Block Trade requested pursuant to Section 2.03, use commercially reasonable efforts to (A) cause the Parent’s independent accountants to provide customary “cold comfort” letters to the managing underwriter(s) of such offering in connection therewith and (B) cause the Parent’s counsel to furnish customary legal opinions to such underwriters in connection therewith; and

(xiii) use commercially reasonable efforts to cause all such Registrable Units to be listed on each National Securities Exchange on which securities of the same class issued by the Parent are then listed.

(b) It shall be a condition precedent to the obligations of the Parent to take any action pursuant to this Agreement that the Holders shall furnish to the Parent such information regarding itself, the Registrable Units held by it, and the intended method of disposition of such securities as the Parent shall reasonably request and as shall be required in connection with the action to be taken by the Parent.

(c) The Holders agree by having their Parent Common Units treated as Registrable Units hereunder that, upon being advised in writing by the Parent of the occurrence of an event pursuant to Section 2.05(a)(vii) when the Parent is entitled to do so pursuant to Section 2.04, the Holders will immediately discontinue (and direct any other Persons making offers and sales of Registrable Units to immediately discontinue) offers and sales of Registrable Units pursuant to any Registration Statement until it is advised in writing by the Parent that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by Section 2.05(a)(vii), and, if so directed by the Parent, the Holders will deliver to the Parent all copies, other than permanent file copies then in the Holders’ possession, of the Prospectus covering such Registrable Units current at the time of receipt of such notice.

(d) The Parent may prepare and deliver an issuer free writing prospectus (as such term is defined in Rule 405 under the Securities Act) in lieu of any supplement to a Prospectus, and references herein to any “supplement” to a Prospectus shall include any such issuer free writing prospectus. No seller of Registrable Units may use a free writing prospectus to offer or sell any such Registrable Units without the Parent’s prior written consent.

(e) It is understood and agreed that the Parent shall not have any obligations under this Article II at any time following the termination of this Agreement, unless an underwritten offering in which any Holder participates has been priced, but not completed, prior to the applicable date of such termination, in which event the Parent’s obligations under this Section 2.05 shall continue with respect to such offering until it is so completed.

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Section 2.06 Other Registration Rights Agreements. The Parent has not entered into and unless agreed in writing by each Holder on or after the date of this Agreement, will not enter into, any agreement that (i) is inconsistent with the rights granted to the Holders with respect to Registrable Units in this Agreement or otherwise conflicts with the provisions hereof in any material respect or (ii) other than as set forth in this Agreement, would allow any holder of Parent Common Units to include Parent Common Units in any Registration Statement filed by the Parent on a basis that is more favorable in any material respect to the rights granted to the Holders hereunder.

Section 2.07 Expenses of Registration. All expenses incurred in connection with any Registration pursuant to Section 2.01 and any Registration pursuant to Section 2.02 of this Agreement, and any offerings under the Registration Statements filed in such Registrations, excluding underwriters’ discounts and commissions, but including without limitation all registration, filing and qualification fees, word processing, duplicating, printers’ and accounting fees (including the expenses of any special audits or “cold comfort” letters required by or incident to such performance and compliance), fees of the Financial Industry Regulatory Authority, Inc. or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or blue sky laws (including the reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications), and the fees and disbursements of counsel for the Parent (“Registration Expenses”), shall be paid by the Parent. The Holders shall bear and pay the underwriting discounts and commissions applicable to securities offered for their account in connection with any Registrations, Block Trades and underwritten offerings made pursuant to this Agreement.

Section 2.08 Indemnification. The Parent shall indemnify, to the fullest extent permitted by Law, the Holders and their respective directors, officers, affiliates, employees, agents and each Person who controls such Holder (within the meaning of the Securities Act or the Exchange Act), against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) relating to the Registrable Units arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as the same are made in reliance and in conformity with information furnished in writing to the Parent by any Holder or to the Parent by any participating underwriter for use in connection with any such Registration Statement or Prospectus, or amendment or supplement thereto. In connection with an underwritten offering in which any Holder participates conducted pursuant to a registration effected hereunder, the Parent shall indemnify each participating underwriter to the same extent as provided above with respect to the indemnification of the Holders.

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(a) In connection with any Registration Statement in which any Holder is participating, such Holder shall furnish to the Parent in writing such information as the Parent reasonably requests for use in connection with any such Registration Statement or Prospectus, or amendment or supplement thereto, and such Holder shall indemnify to the fullest extent permitted by Law, the Parent and its respective directors, officers, affiliates, employees, agents and each Person who controls Parent (within the meaning of the Securities Act or the Exchange Act), against all losses, claims, damages, liabilities, judgments, costs (including reasonable costs of investigation) and expenses (including reasonable attorneys’ fees) arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement or Prospectus, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance and in conformity with information furnished in writing to the Parent by or on behalf of such participating Holder expressly for use therein. In connection with an underwritten offering conducted pursuant to a registration effected hereunder, the participating Holders shall indemnify each participating underwriter to the same extent as provided above with respect to the indemnification of the Parent.

(b) Any Person entitled to indemnification hereunder shall (1) give prompt written notice to the indemnifying Person of any claim with respect to which it seeks indemnification and (2) permit such indemnifying Person to assume the defense of such claim with counsel reasonably satisfactory to the indemnified Person. Failure to so notify the indemnifying Person shall not relieve it from any liability that it may have to an indemnified Person. The indemnifying Person shall not be subject to any liability for any settlement made by the indemnified Person without its consent (but such consent will not be unreasonably withheld). An indemnifying Person who is entitled to, and elects to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to one local counsel) for all Persons indemnified (hereunder or otherwise) by such indemnifying Person with respect to such claim (and all other claims arising out of the same circumstances), unless in the reasonable judgment of any indemnified Person there may be one or more legal or equitable defenses available to such indemnified Person that are in addition to or may conflict with those available to another indemnified Person with respect to such claim, in which case each such indemnified Person shall be entitled to use separate counsel. The indemnifying Person shall not consent to the entry of any judgment or enter into or agree to any settlement relating to a claim or action for which any indemnified Person would be entitled to indemnification by any indemnified Person hereunder unless such judgment or settlement imposes no ongoing obligations on any such indemnified Person and includes as an unconditional term the giving, by all relevant claimants and plaintiffs to such indemnified Person, of a release, reasonably satisfactory in form and substance to such indemnified Person, from all liabilities in respect of such claim or action for which such indemnified Person would be entitled to such indemnification.

(c) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person or any officer or director of such indemnified Person and shall survive the transfer of securities and the termination of this Agreement, but only with respect to offers and sales of Registrable Units made before such termination.

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(d) If the indemnification provided for in or pursuant to this Section 2.08 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein, then each applicable indemnifying Person, in lieu of indemnifying such indemnified Person, shall contribute to the amount paid or payable by such indemnified Person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying Person, on the one hand, and of the indemnified Person, on the other hand, in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying Person, on the one hand, and of the indemnified Person, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying Person or by the indemnified Person, and by such Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

Section 2.09 Lockup. The Holders shall, in connection with any underwritten offering of Parent Common Units, upon the request of the underwriters managing the underwritten offering of Parent Common Units, agree in writing not to effect any sale, disposition or distribution of any Registrable Units (other than that included in such Registration) without the prior written consent of the underwriters for such period of time as such underwriters may specify, but in no event to exceed 10 days prior to the date of the Prospectus and 60 days from the date of the Prospectus.

ARTICLE III

MISCELLANEOUS

Section 3.01 Termination. Except as provided in Section 2.08, this Agreement and all obligations of the Parent and each of the Holders hereunder shall automatically terminate and have no further force or effect as of the earlier of (i) the date on which the aggregate beneficial ownership of the Holders is less than 5% of the Registrable Units held by the Holders on the date hereof, and (ii) the date that is three years from the date here.

Section 3.02 Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Schedule, Section, Article and subsection refer to the corresponding Schedules, Sections, Articles and subsections of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States. The Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.

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Section 3.03 Amendment and Modifications. This Agreement may be amended, modified or supplemented only by written agreement of the Parent and Holders holding a majority of the then outstanding Registrable Units; provided, however, that notwithstanding the foregoing, any amendment, modification or supplement hereto that adversely affects one Holder, solely in its capacity as a holder of the Parent Common Units, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.

Section 3.04 Waiver of Compliance. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 3.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by email transmission, or mailed by a nationally recognized overnight courier, postage prepaid, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof):

If to Parent to:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attention: General Counsel

E-Mail: tom.mason@energytransfer.com

with a copy to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attention: William N. Finnegan IV

        Kevin Richardson

E-Mail: bill.finnegan@lw.com

    kevin.richardson@lw.com

and if to any Holder, at such Holder’s address or facsimile number as set forth in the Parent’s books and records.

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Section 3.06 Transfer or Assignment of Registration Rights. The rights to cause the Parent to register Registrable Units under Article II may be transferred or assigned by each Holder only to one or more transferees or assignees of Registrable Units that is an Affiliate of such Holder; provided, that (a) the Parent is given written notice prior to any said transfer or assignment, stating the name and address of each such Affiliate transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned and (b) each such Affiliate transferee or assignee assumes in writing responsibility for its portion of the obligations of such transferring Holder under this Agreement.

Section 3.07 Recapitalization, Exchanges, Etc. Affecting Units. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all securities of the Parent or any successor or assign of the Parent (whether by merger, consolidation, sale of assets or otherwise) that may be issued in respect of, in exchange for or in substitution of, the Registrable Units, and shall be appropriately adjusted for combinations, unit splits, recapitalizations, pro rata distributions of units and the like occurring after the date of this Agreement.

Section 3.08 Third Party Beneficiaries. This Agreement shall be binding upon and, except as provided below, inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any Person other than the Parties, including any creditor of any Party or any of their Affiliates, except that Section 2.08 shall inure to the benefit of the Persons referred to therein. No Person other than the Parties shall obtain any right under any provision of this Agreement or shall by reason of any such provision make any claim in respect of any liability (or otherwise) against any other Parties hereto.

Section 3.09 Entire Agreement. This Agreement constitutes the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

Section 3.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction by any applicable Governmental Authority, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, such provision shall be invalid, illegal or unenforceable only to the extent strictly required by such Governmental Authority, to the extent any such provision is deemed to be invalid, illegal or unenforceable, each Party agrees that it shall use its reasonable best efforts to cause such Governmental Authority to modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible and to the extent that the Governmental Authority does not modify such provision, each Party agrees that it shall endeavor in good faith to exercise or modify such provision so that such provision shall be valid, legal and enforceable as originally intended to the greatest extent possible.

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Section 3.11 Facsimiles; Electronic Transmission; Counterparts. This Agreement may be executed by facsimile or other electronic transmission (including scanned documents delivered by email) by any Party and such execution shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

Section 3.12 Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement

Section 3.13 Governing Law. This Agreement and all questions relating to the interpretation or enforcement of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive laws of any jurisdiction other than the State of Delaware.

Section 3.14 Consent to Jurisdiction. Each Party hereby agrees that service of summons, complaint or other process in connection with any Proceedings contemplated hereby may be made in accordance with Section 3.05 addressed to such Party at the address specified pursuant to Section 3.05. Each of the Parties irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or in the event, but only in the event, that such court does not have jurisdiction over such action or proceeding, to the exclusive jurisdiction of the Superior Court of the State of Delaware (Complex Commercial Division) or, if the subject matter jurisdiction over the matter that is the subject of any such Proceedings is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware, and any appellate courts of any thereof (collectively, the “Courts”), for the purposes of any Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Proceeding relating hereto except in such Courts as provided herein). Each of the Parties further agrees that service of any process, summons, notice or document hand delivered or sent in accordance with Section 3.05 to such Party’s address set forth in Section 3.05 will be effective service of process for any Proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby in the Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each Party agrees that a final judgment in any Proceeding properly brought in accordance with the terms of this Agreement shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided at law or in equity.

Section 3.15 WAIVER OF JURY TRIAL. EACH PARTY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT.

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Section 3.16 RemediesSection 1.1 . The Parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 3.01, the Parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the Parties hereto hereby waives any requirement for security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The Parties further agree that, by seeking the remedies provided for in this Section 3.16, no Party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 3.16 are not available or otherwise are not granted, or (ii) under the Merger Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC.,
its general partner

By:
Name:
Title:

CENTERPOINT ENERGY, INC.

By:
Name:
Title:

OGE ENERGY CORP.

By:
Name:
Title:

SIGNATURE PAGE TO

REGISTRATION RIGHTS AGREEMENT

Schedule I

Holders

Name	Number of Parent Common Units
CenterPoint Energy, Inc.	[ 🌑 ]
OGE Energy Corp.	[ 🌑 ]

Schedule I

Exhibit 99.1

For more information contact Media: John Sousa Phone 713.619.5143 Investors: Philip Holder Phone 713.207.6500

FOR IMMEDIATE RELEASE

CenterPoint Energy announces its support of the proposed merger between Enable Midstream Partners, LP and Energy Transfer LP

•	CenterPoint Energy’s full attention remains on the unprecedented winter weather that is impacting our region and our customers

•	All of Enable’s limited partner units and general partner interest will be acquired by Energy Transfer

•	CenterPoint Energy to receive 6.5% percent interest in Energy Transfer and $5 million in cash in exchange for its Enable common units and general partner interest, respectively

•

CenterPoint Energy to exchange its approximately $363 million holding in Enable Midstream Partners, LP Series A Non-Cumulative Preferred into approximately $385 million Energy Transfer Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred units representing a 6% premium to par value

•	Transaction supports CenterPoint Energy’s guidance basis utility EPS growth target of 6%—8%, annual rate base growth of 10%, and 2021 guidance basis utility EPS target of $1.23—$1.25

•	Transaction aligns with CenterPoint Energy’s goal to eventually eliminate exposure to the midstream industry, while focusing on the growth of its premium utility businesses

Houston – Feb. 16, 2021—CenterPoint Energy, Inc. (NYSE: CNP) today announced support for the merger between Enable Midstream Partners, LP (NYSE: ENBL) and Energy Transfer LP (NYSE: ET), which will result in an exchange of its investment in Enable Midstream Partners, LP in an at market, unit-for-unit transaction. CenterPoint Energy currently owns 53.7 percent of the common units representing limited partner interests in Enable, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets.

At closing, Energy Transfer will acquire 100% of Enable’s outstanding equity interests, resulting in the exchange of CenterPoint Energy’s Enable common units at the transaction exchange ratio of 0.8595x Energy Transfer common units for each Enable common unit. CenterPoint Energy will also receive $5 million in cash in exchange for its Enable general partner interest and approximately $385 million of Energy Transfer Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred units in exchange for $363 million of Enable Series A Fixed-to-Floating Non-Cumulative Redeemable Perpetual Preferred units owned by CenterPoint Energy. CenterPoint Energy is under no obligation to retain the

Energy Transfer common or preferred units issued by Energy Transfer after transaction close. Upon the consummation of the transaction, the partnership agreements between CenterPoint Energy and OGE will terminate, and CenterPoint Energy will pay $30 million to OGE. CenterPoint Energy expects its total transaction related expenses to be $45 million, which is inclusive of legal, financial advisory, and the $30 million payment.

“I could not be more excited to share this announcement today. This transaction aligns with our new long-term growth strategy and gives us the ability to accelerate our transition to a fully regulated business. We are now on an accelerated path to reducing our exposure to the volatility of the midstream industry, while supporting our ability to deliver utility guidance basis earnings per share growth of 6%-8% and grow annual rate base at 10%. This transaction will support our previously announced 2021 guidance basis utility EPS range of $1.23—$1.25,” said President and CEO Dave Lesar. “As I shared during our Investor Day, our path to eliminating midstream exposure would be achieved by using a disciplined financial approach. The transaction with Energy Transfer will position us well to execute on that objective by putting us in a more secure and liquid security. Energy Transfer’s scale and desirable portfolio of take-or-pay contracts will be credit accretive for CenterPoint Energy and de-risk any future distribution yield as we exit midstream. Additionally, we believe that the termination of our partnership will provide us with more autonomy to exit midstream with better economics and at a faster pace, which will benefit our shareholders.”

Lesar added, “We are committed to delivering on a growth strategy that prioritizes investments in our premium, core regulated utility businesses that will make up more than 90% of our earnings as we take steps to exit midstream. Our strategy also supports a transition to a cleaner energy future that will drive industry-leading growth. We believe our strategy will enable us to grow our utilities and maximize the advantages of this growth for our stakeholders. We look forward to announcing our 2020 fourth-quarter and year-end financial results during our earnings call on February 25th.”

The transaction is expected to be completed in the second half of 2021, subject to customary closing conditions, including Hart-Scott-Rodino antitrust clearance.

The proposed merger between Energy Transfer and Enable has been in the works for some time and has not impacted the efforts of CenterPoint to quickly restore power to the regions it serves. Please refer to our weather and restoration related updates as they become available.

J.P. Morgan Securities LLC served as CenterPoint Energy’s financial advisor. Baker Botts L.L.P. and Wachtell, Lipton, Rosen & Katz served as CenterPoint Energy’s legal advisors.

About CenterPoint Energy, Inc.

As the only investor-owned electric and gas utility based in Texas, CenterPoint Energy, Inc. (NYSE: CNP) is an energy delivery company with electric transmission and distribution, power generation and natural gas distribution operations that serve more than 7 million metered customers in Arkansas, Indiana, Louisiana, Minnesota, Mississippi, Ohio, Oklahoma and Texas. As of December 31, 2020, the company owned approximately $33 billion in assets and also owned 53.7 percent of the common units representing limited partner interests in Enable Midstream Partners, LP, a publicly traded master limited partnership that owns, operates and develops strategically located natural gas and crude oil infrastructure assets. With approximately 9,500 employees, CenterPoint Energy and its predecessor companies have been in business for more than 150 years. For more information, visit CenterPointEnergy.com.

About Enable Midstream Partners, LP

Enable owns, operates and develops strategically located natural gas and crude oil infrastructure assets. Enable’s assets include approximately 14,000 miles of natural gas, crude oil, condensate and produced water gathering pipelines, approximately 2.6 Bcf/d of natural gas processing capacity, approximately 7,800 miles of interstate pipelines (including Southeast Supply Header, LLC of which Enable owns 50%), approximately 2,200 miles of intrastate pipelines and seven natural gas storage facilities comprising 84.5 billion cubic feet of storage capacity. For more information, visit https://enablemidstream.com.

About Energy Transfer LP

Energy Transfer LP owns and operates one of the largest and most diversified portfolios of energy assets in the United States, with a strategic footprint in all of the major domestic production basins. ET is a publicly traded limited partnership with core operations that include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (NGL) and refined product transportation and terminalling assets; NGL fractionation; and various acquisition and marketing assets. ET, through its ownership of Energy Transfer Operating, L.P., also owns Lake Charles LNG Company, as well as the general partner interests, the incentive distribution rights and 28.5 million common units of Sunoco LP, and the general partner interests and 46.1 million common units of USA Compression Partners, LP. For more information, visit the Energy Transfer website at energytransfer.com.

Use of Non-GAAP Measures

As included in this press release, guidance basis utility earnings per share (“Utility EPS”) is not a generally accepted accounting principles (“GAAP”) financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. The Utility EPS guidance range reflects dilution and earnings as if the Company’s Series B Preferred Stock converted on their mandatory conversion date. Utility EPS guidance range considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates, regulatory and judicial proceedings. In addition, the Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021. To the extent actual results deviate from these assumptions, the Utility EPS guidance range may not be met and our projected annual Utility EPS growth rate range may change. Utility EPS includes an allocation of corporate overhead based upon our Utility segments relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements and other items directly attributable to the parent along with associated income taxes, and considers certain significant variables that may impact earnings. Utility EPS excludes (a) earnings or losses from the change in value of the Company’s 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, and (c) Midstream Investments, including income from the Enable preferred units and a corresponding amount of debt in addition to an associated allocation of corporate overhead based on relative earnings contribution. Utility EPS guidance also does not include other potential impacts, such as changes in accounting standards, impairments or unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable as they are highly variable and difficult to predict due to various factors outside of management’s control. Management evaluates CenterPoint Energy’s financial performance in part based on Utility EPS. Management believes that presenting this non-GAAP financial measure enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in this non-GAAP financial measure exclude items that Management believes does not most accurately reflect the Company’s fundamental business performance. CenterPoint Energy’s Utility EPS non-GAAP financial measure should be considered as a supplement to, and not as a substitute for, or superior to, diluted earnings per share, which is the most directly comparable GAAP financial measure. This non-GAAP financial measure also may be different than non-GAAP financial measures used by other companies

The statements in this press release contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this press release are forward-looking statements made in good faith by us and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual events and results may differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the consideration CenterPoint Energy expects to receive for its interests in Enable Midstream Partners, LP and Enable GP, LLC, transaction related expenses, expectations on reducing and minimizing CenterPoint’s exposure to the midstream industry, focus on growth of its utility businesses, long-term growth strategy and investment plan, CenterPoint Energy’s guidance basis utility earnings per share and guidance basis utility earnings per share growth target, rate base growth rate, the credit accretive nature of the transaction, the liquidity and risks of Energy Transfer LP common units and preferred units, and the anticipated closing date of the merger between Enable and Energy Transfer. Each forward-looking statement contained in this press release speaks only as of the date of this release. Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include risks and uncertainties relating to: (1) the benefits of the proposed transaction, (2) the timing of the expiration or termination of the Hart-Scott-Rodino waiting period and the receipt of any consents, waivers or approvals required to be obtained pursuant to applicable antitrust laws, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close, (4) the risk that a condition to the closing of the proposed transactions may not be satisfied, (5) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions, (6) the timing to consummate the proposed transactions, (7) disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers, (8) the diversion of management time and attention on the proposed transactions and (9) other factors discussed in CenterPoint Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, CenterPoint Energy’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and other reports CenterPoint Energy or its subsidiaries may file from time to time with the Securities and Exchange Commission (SEC).

Important Information for Investors and Unitholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger between Enable Midstream Partners, LP (“Enable”) and a subsidiary of Energy Transfer LP (“Energy Transfer”), Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO

READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable).

Participants in the Solicitation

CenterPoint Energy, Energy Transfer, Enable and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of CenterPoint Energy is set forth in CenterPoint Energy’s Definitive Proxy Statement on Schedule 14A which was filed with the SEC on March 13, 2020 and CenterPoint Energy’s Annual Report on Form 10-K which was filed with the Commission on February 27, 2020, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K which was filed with the SEC on February 21, 2020 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K which was filed with the SEC on February 19, 2020, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Exhibit 99.2

KEY FINANCIAL UPDATE Exchange of Enable Units into Energy Transfer Units Strategic Rationale Accelerates path towards a fully regulated business model Maintains guidance basis utility EPS growth target of 6%—8% Preserves capacity to grow rate base at rate of 10% Improves business risk profile: credit accretive (2) Provides enhanced liquidity to exit from midstream investments Creates autonomy in executing midstream exit strategy Reduces risk related to future midstream distribution yield as we exit midstream Delivers on our promises made on Investor Day Transaction Supports CenterPoint Energy’s Ability to Maintain Financial Performance Guidance Basis Utility EPS Growth Utility Rate Base CAGR (1) O&M Management 10.0 Down 6%—8% 5%—7% % 7.5% 1%- 2% Flat or Industry Avg Industry Avg +1% Industry Avg Affirming 2021 Guidance Basis Utility EPS of: $1.23—$1.25 CenterPoint Energy’s Continued Evolution Towards 100% Regulated Utility Earnings 2020 2022E onwards ~84% 94%—100% Utility (3) Utility (3) Note: Refer to slide 3 for information on forward-looking statements and information on non-GAAP measures. (1) Refer to rate base compound annual growth rate from 2020 to 2025E (2) Subject to decisions from credit rating agencies (3) Calculated as the relative earnings contribution to Utility Operations and Midstream Investments, excluding earnings from discontinued operations (Energy Services and Infrastructure Services) divested in 2020 1

TRANSACTION SUMMARY Summary Term Sheet Topic Description ï,§ Fixed exchange ratio of 0.8595x, based on the 10-day volume weighted average trading price Exchange ratio (“VWAP”) (1) ï,§ Pro forma CenterPoint Energy’s ownership of ET shares: 6.5% (~12% for ENBL unitholders) (2) GP interestï,§ $5 million for CNP’s GP interests in Enable ï,§ CNP to exchange its $363 million holding of ENBL Series A Non-cumulative Preferred into ET ENBL Series A Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred units at a premium value Preferred of ~$385 million Registration ï,§ CNP and OGE to enter into customary registration rights to facilitate exit from ET common units Rights ï,§ Proposal subject to expiration of Hart-Scott-Rodino waiting period Required or ï,§ No state FERC regulatory approvals expected approvals ï,§ Transaction does not require a vote of ET limited partners ï,§ Expected total cost of ~$45 million, inclusive of the $30 million payment below Transaction—Upon the consummation of the transaction, the partnership agreements between CNP and Cost OGE will terminate and CNP will pay $30 million to OGE Expected ï,§ Expected transaction close in the second half of 2021, subject to consent solicitation process Timeline and Hart-Scott-Rodino Antitrust Act Note: Refer to slide 3 for information on forward-looking statements and information on non-GAAP measures. ENBL – Enable Midstream Partners; ET – Energy Transfer (1) Calculated based on the 10-day VWAP as of 2/12/2021 (2) Based on an exchange ratio of 0.8595x. Assumes Enable common unit count of 435.5M as of 10/16/20 and 1.8M of Enable dilutive phantom units as of 09/30/20. Assumes ET common unit count of 2,697.7M as of 10/30/20 and 2 19.3M of ET dilutive securities as of 12/31/19; Assumes CNP’s 53.7% ownership of Enable common units

LEGAL DISCLAIMER Use of Non-GAAP Measures As included in this presentation, guidance basis utility earnings per share (“Utility EPS”) is not a generally accepted accounting principles (“GAAP”) financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance that excludes or includes amounts that are not normally excluded or included in the most directly comparable GAAP financial measure. Utility EPS includes net income from the Company’s Houston Electric, Indiana Electric and Natural Gas Distribution business segments, as well as after-tax Corporate and Other operating income. The Utility EPS guidance range reflects dilution and earnings as if the Company’s Series B preferred stock converted on their mandatory conversion date. Utility EPS guidance range considers assumptions for certain significant variables that may impact earnings, such as customer growth and usage including normal weather, throughput, recovery of capital invested, effective tax rates, financing activities and related interest rates, regulatory and judicial proceedings. In addition, the Utility EPS guidance range assumes a continued re-opening of the economy in CenterPoint Energy’s service territories throughout 2021. To the extent actual results deviate from these assumptions, the Utility EPS guidance range may not be met and our projected annual Utility EPS growth rate range may change. Utility EPS includes an allocation of corporate overhead based upon our Utility segments relative earnings contribution. Corporate overhead consists primarily of interest expense, preferred stock dividend requirements and other items directly attributable to the parent along with the associated income taxes, and considers certain significant variables that may impact earnings. Utility EPS excludes (a) earnings or losses from the change in value of the Company’s 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (“ZENS”) and related securities, (b) certain expenses associated with merger integration, and (c) Midstream Investments, including associated income from the Enable preferred units and a corresponding amount of debt in addition to an associated allocation of corporate overhead based on relative earnings contribution. Utility EPS guidance also does not include other potential impacts, such as changes in accounting standards, impairments or unusual items, which could have a material impact on GAAP reported results for the applicable guidance period. CenterPoint Energy is unable to present a quantitative reconciliation of forward-looking Utility EPS because changes in the value of ZENS and related securities, future impairments and other unusual items are not estimable as they are highly variable and difficult to predict due to various factors outside of management’s control. Management evaluates CenterPoint Energy’s financial performance in part based on Utility EPS. Management believes that presenting this non-GAAP financial measure enhances an investor’s understanding of CenterPoint Energy’s overall financial performance by providing them with an additional meaningful and relevant comparison of current and anticipated future results across periods. The adjustments made in this non-GAAP financial measure exclude items that Management believes does not most accurately reflect the Company’s fundamental business performance. CenterPoint Energy’s Utility EPS non-GAAP financial measure should be considered as a supplement to, and not as a substitute for, or superior to, diluted earnings per share, which is the most directly comparable GAAP financial measure. This non-GAAP financial measure also may be different than non-GAAP financial measures used by other companies Forward-Looking Statements The statements in this presentation contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in this presentation are forward-looking statements made in good faith by us and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. When used in this presentation, the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual events and results may differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the consideration CenterPoint Energy expects to receive for its interests in Enable Midstream Partners, LP and Enable GP, LLC, transaction related expenses, expectations on reducing and minimizing CenterPoint’s exposure to the midstream industry, focus on growth of its utility businesses, long-term growth strategy and investment plan, CenterPoint Energy’s guidance basis utility earnings per share guidance and guidance basis utility earnings per share growth target, rate base growth rate, the credit accretive nature of the transaction, relative utility earnings contribution, the liquidity and risks of Energy Transfer LP common units and preferred units, and the anticipated closing date of the merger between Enable and Energy Transfer. Each forward-looking statement contained in this presentation speaks only as of the date of this presentation. Each forward-looking statement contained in this presentation speaks only as of the date of this presentation. Important factors that could cause actual results to differ materially from those indicated by the provided forward-looking information include risks and uncertainties relating to: (1) the benefits of the proposed transaction, (2) the timing of the expiration or termination of the Hart-Scott-Rodino waiting period and the receipt of any consents, waivers or approvals required to be obtained pursuant to applicable antitrust laws, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close, (4) the risk that a condition to the closing of the proposed transactions may not be satisfied, (5) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions, (6) the timing to consummate the proposed transactions, (7) disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers, (8) the diversion of management time and attention on the proposed transactions and (8) other factors discussed in CenterPoint Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, CenterPoint Energy’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020 and other reports CenterPoint Energy or its subsidiaries may file from time to time with the Securities and Exchange Commission (SEC). 3

ADDITIONAL INFORMATION Important Information for Investors and Unitholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Enable Midstream Partners, LP (“Enable”) and a subsidiary of Energy Transfer LP (“Energy Transfer”), Energy Transfer will file with the SEC a registration statement on Form S-4, which will include a prospectus of Energy Transfer and a consent solicitation statement of Enable. Energy Transfer and Enable will also file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive consent solicitation statement/prospectus will be mailed to the unitholders of Enable. INVESTORS AND UNITHOLDERS OF ENABLE ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and unitholders will be able to obtain free copies of the consent solicitation statement/prospectus and other documents containing important information about Energy Transfer and Enable once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Energy Transfer and Enable will be available free of charge on their respective internet websites at https://www.energytransfer.com/ and https://www.enablemidstream.com/ or by contacting their respective Investor Relations departments at 214-981-0795 (for Energy Transfer) or 405-558-4600 (for Enable). Participants in the Solicitation CenterPoint Energy, Energy Transfer, Enable and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Enable in connection with the proposed merger. Information about (i) the directors and executive officers of CenterPoint Energy is set forth in CenterPoint Energy’s Definitive Proxy Statement on Schedule 14A which was filed with the SEC on March 13, 2020 and CenterPoint Energy’s Annual Report on Form 10-K which was filed with the Commission on February 27, 2020, respectively, (ii) the directors and executive officers of Energy Transfer is set forth in Energy Transfer’s Annual Report on Form 10-K which was filed with the SEC on February 21, 2020 and (iii) the directors and executive officers of Enable is set forth in Enable’s Annual Report on Form 10-K which was filed with the SEC on February 19, 2020, in each case, as may be updated from time to time by Current Reports on Form 8-K, statements of changes in beneficial ownership and other filings with the SEC. Other information regarding certain participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above. 4